

September 13, 2013

Via E-mail
Mr. Cardon Gerner
Chief Financial Officer
Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041

> **Re: Oceaneering International, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-10945**

Dear Mr. Gerner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis, page 21

Results of Operations, page 27

1.   We note that you present days on hire, days available and percentages of utilization for your remotely operating vehicles (ROV) in tables on pages 22 and 27, and see that you have similar disclosures in your subsequent interim reports. Please expand your disclosures as necessary to clarify the manner by which you have computed days available, and if these exclude days that an ROV is owned but not counted for any reason, e.g. due to maintenance or repairs, then please also explain these differences in your narrative and disclose the number of days corresponding to ROV ownership and utilization based on these figures in your tables for each period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief